Sircles Media, Inc.
Statement of Cash Flows
January through December 2020
(unaudited)

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	(473,645.65)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	27,088.05
Payroll Liabilities	13,255.16
Related Party Liability	10,000.00
Net cash provided by Operating Activities	(423,302.44)
FINANCING ACTIVITIES	
PPP Loan	15,895.00
WeFunder SAFE	1,295,035.01
Add'l Paid-In Capital	135,800.00
Net cash provided by Financing Activities	1,446,730.01
Net cash increase for period	1,023,427.57
Cash at beginning of period	94,997.26
Cash at end of period	**1,118,424.83**